Exhibit 12.1

Alliant Techsystems Inc.
Statement Re: Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)
	Fiscal Year Ended March 31,					3 months ended

	2013	2012	2011	2010	2009	Q1 FY14 - 6/30/2013	Q1 FY13 - 7/1/2012
Earnings:
Income before income taxes and noncontrolling interest	$392,484	$406,966	$438,674	$435,417	$298,049	$125,625	$130,688
Plus fixed charges	78,579	102,495	100,475	88,932	98,207	17,149	22,979
Earnings	$471,063	$509,461	$539,149	$524,349	$396,256	$142,774	$153,667

Fixed Charges:
Interest expense, including amortization of debt issuance costs	$65,924	$89,296	$87,612	$77,494	$87,313	$13,890	$19,815
Estimated interest factor of rental expense	12,655	13,199	12,863	11,438	10,894	3,259	3,164
Fixed Charges	$78,579	$102,495	$100,475	$88,932	$98,207	$17,149	$22,979

Ratio of Earnings to Fixed Charges(1)	5.99	4.97	5.37	5.90	4.03	8.33	6.69

Rent expense	79,093	82,494	80,391	71,486	68,086	20,366	19,773	**
Percent of rent expense that represents interest	16%	16%	16%	16%	16%	16%	16%

(1) For purposes of calculating the ratio of earnings to fixed charges, “earnings” represents income from continuing operations before income taxes, plus fixed charges. “Fixed charges” consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

** Approximates quarterly rent